Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Freescale Semiconductor, Ltd.:

We consent to the use of our reports dated February 6, 2015, with respect to the consolidated balance sheets of Freescale Semiconductor, Ltd. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive earnings / (loss), shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Austin, Texas

April 1, 2015